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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 7
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              GLEASON CORPORATION
                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  377339 10 6
                     (CUSIP Number of Class of Securities)

                             EDWARD J. PELTA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                                 P.O. BOX 22970
                           ROCHESTER, NEW YORK 14692
                           TELEPHONE: (716) 473-1000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
                         ------------------------------

                 COPY TO:                                      AND TO:
           BLAINE V. FOGG, ESQ.                       DAVID L. FINKELMAN, ESQ.
 Skadden, Arps, Slate, Meagher & Flom LLP           Stroock & Stroock & Lavan LLP
             919 Third Avenue                              180 Maiden Lane
         New York, New York 10022                     New York, New York 10038
        Telephone: (212) 735-3000                    Telephone: (212) 806-5400

                           --------------------------

                               DECEMBER 15, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                         ------------------------------

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                     $193,509,856                                                   $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:           $38,702         Filing party:         Torque Acquisition Co., L.L.C.
Form or registration no.:         Schedule 14D-1  Date filed:           December 15, 1999

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
                                  INTRODUCTION

    This Amendment No. 7 to an Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") amends and supplements the Statement originally filed on December 15, 1999 by Gleason Corporation (the "Company") relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company" and, together with the Company, the "Purchasers"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and a self-tender offer by the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 14D-1.

    The Company hereby amends and supplements the Statement as follows:

ITEM 8. ADDITIONAL INFORMATION.

    Acquisition Company and the Company have amended the Merger Agreement to reduce the minimum number of Shares required to be tendered in the Offer (the "Minimum Condition") to 4,862,749 Shares. The Purchasers have also extended the Offer until 12:00 midnight, New York City time, on February 17, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on February 10, 2000.

    Pursuant to the amended Merger Agreement, Acquisition Company has agreed to purchase the first 4,862,749 Shares tendered pursuant to the Offer and the Company has agreed to purchase all Shares tendered in excess of 4,862,749 Shares. However, if 6,135,061 or more Shares are tendered pursuant to the Offer, Acquisition Company will purchase the first 2,318,126 Shares tendered and the Company will purchase all Shares tendered in excess of 2,318,126 Shares. The Purchasers have received a revised bank commitment letter from Bankers Trust Company to provide the debt financing necessary to complete the Offer and the Merger. The revised bank committment letter is attached hereto as Exhibit (b)(4) and is incorporated herein by reference.

    The new Minimum Condition, together with the Shares owned by the Gleason Foundation and management, will represent two-thirds of the outstanding Shares, thereby assuring a favorable vote on the second-step Merger. The reduction in the Minimum Condition was made in order to facilitate the completion of the Offer in light of Acquisition Company's willingness to forego the benefits of recapitalization accounting treatment, which initially had necessitated a higher Minimum Condition.

    The amendment to the Merger Agreement was unanimously approved by the Board of Directors of the Company (the "Board") following the unanimous recommendation of an independent Special Committee of the Board. The Board, based on the unanimous recommendation of the Special Committee, continues to recommend that the Company's stockholders accept the Offer and tender their Shares. The amendment to the Merger Agreement is attached hereto as Exhibit (c)(25) and is incorporated herein by reference.

    According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of 12:00 midnight on February 3, 2000, 4,897,987 Shares had been validly tendered and not withdrawn pursuant to the Offer.

    On February 4, 2000, Acquisition Company and the Company commenced dissemination of a supplement to the Offer to Purchase (the "Supplement") to the stockholders of the Company. The Supplement is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented as follows:

    (a)(11)  Supplement, dated February 4, 2000, to the Offer to
             Purchase, dated December 15, 1999, attached as
             Exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference.
    (a)(12)  Letter of Transmittal, attached as Exhibit (a)(12) to the
             Schedule 14D-1 and incorporated herein by reference.
    (a)(13) Notice of Guaranteed Delivery, attached as Exhibit (a)(13) to the Schedule 14D-1 and incorporated herein by reference.
    (a)(14)  Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees, attached as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference.
    (a)(15)  Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees, attached as
             Exhibit (a)(15) to the Schedule 14D-1 and incorporated herein by reference.
    (a)(16)  Letter to Stockholders of the Company from James S. Gleason,
             Chairman of the Board and Chief Executive Officer of the Company, attached as Exhibit (a)(16) to the Schedule 14D-1 and incorporated herein by reference.
    (b)(4) Revised Bank Commitment Letter, dated February 3, 2000, attached as Exhibit (b)(4) to the Schedule 14D-1 and incorporated herein by reference.
    (c)(25)  Amendment No. 1 to Agreement and Plan of Merger, dated
             February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit (a)(11) and incorporated herein by reference.
    (g)(13)  Press Release, dated February 4, 2000, attached as
             Exhibit (g)(13) to the Schedule 14D-1 and incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2000                                GLEASON CORPORATION

                                                       By:  /s/ EDWARD J. PELTA
                                                            -----------------------------------------
                                                            Name: Edward J. Pelta
                                                            Title: Vice President, General Counsel and
                                                                   Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
 (a)(11)                Supplement, dated February 4, 2000, to the Offer to
                        Purchase, dated December 15, 1999, attached as
                        Exhibit (a)(11) to the Schedule 14D-1 and incorporated
                        herein by reference.

 (a)(12)                Letter of Transmittal, attached as Exhibit (a)(12) to the
                        Schedule 14D-1 and incorporated herein by reference.

 (a)(13)                Notice of Guaranteed Delivery, attached as Exhibit (a)(13)
                        to the Schedule 14D-1 and incorporated herein by reference.

 (a)(14)                Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, attached as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference.

 (a)(15)                Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees, attached as
                        Exhibit (a)(15) to the Schedule 14D-1 and incorporated herein by reference.

 (a)(16)                Letter to Stockholders of the Company from James S. Gleason,
                        Chairman of the Board and Chief Executive Officer of the
                        Company, attached as Exhibit (a)(16) to the Schedule 14D-1 and incorporated herein by reference.

 (b)(4) Revised Bank Commitment Letter, dated February 3, 2000, attached as Exhibit (b)(4) to the Schedule 14D-1 and incorporated herein by reference.

 (c)(25)                Amendment No. 1 to Agreement and Plan of Merger, dated
                        February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit (a)(11)
                        and incorporated herein by reference.

 (g)(13)                Press Release, dated February 4, 2000, attached as
                        Exhibit (g)(13) to the Schedule 14D-1 and incorporated herein by reference.